UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of October 2022

Commission File Number: 001-38303
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WPP plc
(Translation of registrant's name into English)
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Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the ‘Reform Act’), the Company may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the impact of outbreaks, epidemics or pandemics, such as the Covid-19 pandemic and ongoing challenges and uncertainties posed by the Covid-19 pandemic for businesses and governments around the world; the unanticipated loss of a material client or key personnel; delays or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the Russian invasion of Ukraine; the risk of global economic downturn; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors,” which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	Acquisition dated 6 October 2022, prepared by WPP plc.

For immediate release	6 October 2022

WPP PLC ("WPP")

WPP acquires branding agency Passport to expand creative and design offerings

WPP today announces the acquisition of Passport Brand Design, a leading brand design agency based in Southern California.

Founded in 2004 by Natalie Taormina and Jeremy Creighton, Passport brings extensive brand identity, design expertise and insight into WPP and works across a broad range of consumer categories and global markets, spanning Australia and Asia to North America.

Passport has developed a reputation for creating highly impactful, innovative and results-driven campaigns for clients such as Coca-Cola, Kraft and Heineken. The agency will join VMLY&R's global network, creating exciting new partnership opportunities for existing talent and clients and expanding VMLY&R's presence in the West Coast region.

Passport will enhance client experiences and WPP's ability to continue delivering client services with integrated solutions. The acquisition is part of WPP's accelerated growth strategy and focused M&A approach to advance its core creative capabilities in marketing, communications and design.

Eric Campbell, VMLY&R Global President, said: "Our ambitions for network growth reflect the best-in-class range of capabilities we continually offer our clients. This move will expand our network's brand design expertise, which is essential in determining how brands visually show up in compelling new ways in the world and build a connected consumer experience."

Natalie Taormina, CEO of Passport, added: "It is a great honor to join a global team of passionate branding and business experts. Nearly twenty years ago, we founded Passport on the mission that great creative output is a result of a great team connection and respect. When the agency is happy, the client is happy. VMLY&R shares this ethos, and with the strength of its global network and WPP's vision, Passport intends to continue that mission."

Mark Read, CEO of WPP, said: "With consumer expectations at an all-time high, defining a brand's characteristics and identity has a major impact on its ability to succeed in today's world. Passport brings extensive experience in delivering strategic positioning and creative execution across all touchpoints that will greatly benefit our clients. I'm delighted to welcome its people to WPP."

Further information
Susie Metnaoui, WPP
+44 (0)7557 591 879
susie.metnaoui@wpp.com

About WPP
WPP is the creative transformation company. We use the power of creativity to build better futures for our people, planet, clients and communities. For more information, visit www.wpp.com.

About VMLY&R
VMLY&R is a global brand and customer experience agency that harnesses creativity, technology, and culture to create connected brands. Named a Leader in the Gartner Magic Quadrant for Global Marketing Agencies for five consecutive years, VMLY&R is made up of more than 13,000 employees worldwide with principal offices in Kansas City, New York, Detroit, London, São Paulo, Shanghai, Singapore and Sydney. The agency is behind award-winning campaigns for blue-chip client partners including Colgate-Palmolive, Danone, Dell, Ford, Intel, New Balance, Pfizer and Wendy's. For more information, visit www.vmlyr.com. VMLY&R is a WPP company (NYSE: WPP).

About Passport Brand Design
For nearly 20 years, Passport has partnered with those looking to challenge their category - to create, rebrand and reinvigorate. From global brands to start-ups, the agency fosters relationships with those who have a hunger for bold new thinking and partnerships that can move the needle. Passport Brand Design has worked across multiple categories, in multiple markets throughout Australia, Asia and North America. Its team remains flush with extensive knowledge, insight, and a global perspective.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 6 October 2022.	By: ______________________
Balbir Kelly-Bisla
Company Secretary